04018170

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~05591~~ 16081

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2003 (MM/DD/YY) AND ENDING March 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gaines Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1919 North Belt East
(No. and Street)

Belleville, IL 62221
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gaines B. Smith 618-233-7509
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hamann, Harold E.
(Name – *if individual, state last, first, middle name*)

1001 Sherman Street, Belleville, IL 62221
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 02 2004
THOMSON FINANCIAL

RECEIVED
MAY 19 2004
WASH, D.C. 181 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gaines B. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gaines Financial Corporation, as of March 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
TRINA M. RAUK
NOTARY PUBLIC-STATE OF ILLINOIS
MY COMMISSION EXPIRES NOV 20 2004

Trina M. Rauk
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEX

FRIES & HAMANN P.C.
1001 Sherman Street
Belleville, IL 62221

Gaines Financial Corporation

We have audited the accompanying balance sheet of GAINES FINANCIAL CORPORATION, an Illinois Corporation, as of March 31, 2004 and March 31, 2003, and the related statements of income and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit also includes assessing the accounting principles use and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the 2004 financial statements referred to above present fairly, in all material respects, the financial position of GAINES FINANCIAL CORPORATION as of March 31, 2004 and March 31, 2003, and the results of operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.

Fries & Hamann P.C.

Belleville, Illinois
May 5, 2004

GAINES FINANCIAL CORPORATION
BELLEVILLE, ILLINOIS
BALANCE SHEETS

	March 31, 2004		March 31, 2003	
ASSETS				
Cash in Bank	$ 100		$ 100	
Cash in Savings	4,900		4,900	
Deposit	1,000		1,000	
Total Assets		$ 6,000		$ 6,000
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities			$ -	
Shareholders' Equity				
Common Stock				
Authorized, issued and outstanding 150 shares without par value	6,000		6,000	
Retained Earnings	-		-	
Total Shareholder's Equity		6,000		6,000
Total Liabilities and Shareholders Equity		$ 6,000		$ 6,000

The appended notes are an integral part of these financial statements.

GAINES FINANCIAL CORPORATION
BELLEVILLE, ILLINOIS
STATEMENTS OF INCOME AND RETAINED EARNINGS

	For the Years Ended			
	March 31, 2004		March 31, 2003	
Income				
Commissions received		$ 65,646		$ 50,463
Expenses				
Commissions paid	$ 60,228		$ 47,592	
Legal and Accounting fees	225		225	
Dues and Subscriptions	1,537		215	
Licenses and taxes	980		455	
Office supplies	1,731		2,070	
Medical expenses	1,000		-	
Total Expenses		65,701		50,557
		(55)		(94)
Other Income				
Interest received and Miscellaneous Income received		55		94
Net Profit for the Period		-		-
Retained Earnings, Beginning of Period		-		-
Retained Earnings, End of Period		$ -		$ -

The appended notes are an integral
part of these financial statements.

GAINES FINANCIAL CORPORATION
BELLEVILLE, ILLINOIS
STATEMENTS OF CASH FLOWS

	For the Years Ended March 31	
	2004	2003
Cash Flows from Operating Activities:		
Cash received from customers	$ 65,646	$ 50,463
Cash expenditures	(65,701)	(50,557)
Interest and Miscellaneous Income Received	55	94
Net Cash Flows from Operating Activities	-	-
Net Increase in Cash	-	-
Cash at Beginning of Year	6,000	6,000
Cash at End of Year	$ 6,000	$ 6,000

The appended notes are an integral
part of these financial statements.

GAINES FINANCIAL CORPORATION
BELLEVILLE, ILLINOIS
COMPUTATION OF NET CAPITAL

	Common Stock	Retained Earnings	Total Capital
Balance, April 1, 2003	$ 6,000	$ -	$ 6,000
Increase (Decrease)	-	-	-
Balance, March 31, 2004	$ 6,000	$ -	$ 6,000

The appended notes are an integral
part of these financial statements.

GAINES FINANCIAL CORPORATION
BELLEVILLE, ILLINOIS
NOTES TO FINANCIAL STATEMENTS

NOTE 1: Summary of Significant Accounting Policies:

The books and records are maintained on the accrual basis of accounting.

NOTE 2: The cash in savings, which is a passbook account, earns interest at the rate of .76% per annum.

NOTE 3: Computation of Net Capital:

The only equity of the corporation is $6,000 of authorized, issued and outstanding common stock.

NOTE 4: No material differences existed in my reconciliation of net capital.

NOTE 5: There are no material inadequacies in the company's internal accounting controls.

NOTE 6: The company is in compliance with the exemptive provisions of SEC rule 15c3-3 as of the audit date and no facts came to my attention indicating that such condition had not been complied with since the last audit.